REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

In accordance with Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations, the following is the Report on Voting Results of the Annual General Meeting of Shareholders of Integra Resources Corp (the "Company") held on June 26, 2026.

1. Number of Directors

The number of directors for the ensuing year was set at eight (8), with the following results:

	For	Against	Outcome of Vote
To Set the Number of Directors at 8	71,845,704 99.93%	53,666 0.07%	Carried

2. Election of Directors

The following individuals were elected as directors of the Company to hold office until the conclusion of the Company's next annual general meeting, unless that person ceases to be a director before then, with the following results:

Nominees	For	Withheld	Outcome of Vote
Anna Ladd-Kruger	71,819,756 99.89%	79,614 0.11%	Elected
George Salamis	69,517,822 96.69%	2,381,548 3.31%	Elected
Timo Jauristo	71,873,661 99.96%	25,709 0.04%	Elected
C.L. "Butch" Otter	71,860,549 99.95%	38,821 0.05%	Elected
Carolyn Clark Loder	71,828,964 99.90%	70,406 0.10%	Elected
Ian Atkinson	71,867,148 99.96%	32,222 0.04%	Elected
Janet Yang	71,858,707 99.94%	40,663 0.06%	Elected
Chantal Lavoie	71,852,276 99.94%	47,094 0.06%	Elected

3. Appointment of Auditor

BDO Canada LLP, was appointed as auditors of the Company to hold office until the close of the next annual general meeting of shareholders or until its successor is appointed, at such remuneration as may be fixed by the directors, with the following results:

	For	Withheld	Outcome of Vote
Appointment of BDO Canada LLP as Auditors of the Company	71,891,447 99.99%	7,923 0.01%	Carried

4. Approval of the Amended and Restated Equity Incentive Plan

The Company's Amended and Restated Equity Incentive Plan was approved by shareholders, with the following results:

	For	Against	Outcome of Vote
Approval of the Amended and Restated Equity Incentive Plan	71,005,079 98.76%	894,291 1.24%	Carried

DATED at Vancouver, British Columbia, this 26th day of June 2026.

INTEGRA RESOURCES CORP

Per:	/s/ Andree St-Germain
Andree St-Germain
Chief Executive Officer